                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 ------------

                                 SCHEDULE 13D
                                (RULE 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
              1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No.3)(1)


                           CORVAS INTERNATIONAL, INC.
                           --------------------------
                                (Name of Issuer)


                                  Common Stock
                          ------------------------------
                          (Title of Class of Securities)


                                  22100 5 101
                                 --------------
                                 (CUSIP Number)


                                   Hope Flack
                                BVF Partners L.P.
                       227 West Monroe Street, Suite 4800
                             Chicago, Illinois 60606
                                  (312)263-7777
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                November 16, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

                                Page 1 of 7 Pages

--------------------------

   (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information  which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 22100 5 101                13D                 PAGE 2 OF 7 PAGES

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS (ENTITIES ONLY)

     BIOTECHNOLOGY VALUE FUND, L.P.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (A)  /X/
     OF A GROUP*                               (B)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     WC
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
-------------------------------------------------------------------------------
  NUMBER OF SHARES            (7) SOLE VOTING POWER
 BENEFICIALLY OWNED               -0-
 BY EACH REPORTING           --------------------------------------------------
    PERSON WITH               (8) SHARED VOTING POWER
                                  1,519,216
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  -0-
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  1,519,216
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,519,216
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.5%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 22100 5 101                13D                 PAGE 3 OF 7 PAGES

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS (ENTITIES ONLY)
     BVF PARTNERS L.P.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (A)  /X/
     OF A GROUP*                               (B)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     OO
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
-------------------------------------------------------------------------------
  NUMBER OF SHARES            (7) SOLE VOTING POWER
 BENEFICIALLY OWNED               -0-
 BY EACH REPORTING           --------------------------------------------------
    PERSON WITH               (8) SHARED VOTING POWER
                                  2,956,357
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  -0-
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  2,956,357
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,956,357
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.5%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 22100 5 101                13D                 PAGE 4 OF 7 PAGES

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS (ENTITIES ONLY)
     BVF INC.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (A)  /X/
     OF A GROUP*                               (B)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     WC, OO
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
-------------------------------------------------------------------------------
  NUMBER OF SHARES            (7) SOLE VOTING POWER
 BENEFICIALLY OWNED               -0-
 BY EACH REPORTING           --------------------------------------------------
    PERSON WITH               (8) SHARED VOTING POWER
                                  2,956,357
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  -0-
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  2,956,357
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,956,357
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.5%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IA, CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 22100 5 101                13D                 Page 5 of 7 Pages

     This Amendment No. 3 (the "Amendment") to the Statement on Schedule 13D, dated April 24, 1997, as amended first by Amendment No. 1, dated October 17, 1997 and again by Amendment No. 2, dated April 10, 1998 (as amended the second time, the "Statement"), is being filed with the Securities and Exchange Commission on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), BVF Partners L.P., a Delaware limited partnership ("Partners"), and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF and Partners, the "Reporting Persons") with respect to the Common Stock, no par value (the "Stock"), of Corvas International, Inc., a Delaware corporation ("Corvas").

Item 3 is hereby amended to read in its entirety as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Since September 16, 1999, Partners, in its capacity as general partner of BVF, has sold on behalf of such limited partnership an aggregate number of 246,600 shares of the Stock for an aggregate consideration of $700,560.86. In addition, Partners, in its capacity as investment manager with respect to certain managed accounts, has sold on behalf of such managed accounts an aggregate number of 143,000 shares of the Stock for an aggregate consideration of $406,690.44.

Item 5 is hereby amended to read in its entirety as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) BVF beneficially owns 1,519,216 shares of the Stock, Partners beneficially owns 2,956,357 shares of the Stock, and BVF Inc. beneficially owns 2,956,357 shares of the Stock, approximately 8.5%, 16.5% and 16.5%, respectively, of the aggregate number of shares outstanding as of November 1, 1999 (as reported in Corvas' most recent quarterly statement on Form 10-Q).

     (b) BVF shares voting and dispositive power over the 1,519,216 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 2,956,357 shares of the Stock they beneficially own with, in addition to BVF, the managed accounts on whose behalf Partners, as investment manager, purchased such shares. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10") and Biotechnology Value Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd."). Together, ILL10 and BVF Ltd. are referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for investment purposes and the business address of each is BVF Partners L.P., 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606.

CUSIP No. 22100 5 101                13D                 Page 6 of 7 Pages

     (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons during the past sixty days. All such transactions were made for cash in open market, over-the-counter transactions. No other transactions in the Stock have been effected by the Reporting Persons during the past sixty days.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

Item 7 is hereby amended to read in its entirety as follows:

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A - Agreement Regarding Joint Filing

     Exhibit B - Transactions in the Stock by the Reporting Persons during the last 60 days.

CUSIP No. 22100 5 101                13D                 Page 7 of 7 Pages


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 1998

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner

               By: /s/ Mark N. Lampert
                  --------------------
                    Mark N. Lampert
                    President


     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner

          By:  /s/ Mark N. Lampert
             -----------------
               Mark N. Lampert
               President


     BVF INC.


     By:  /s/ Mark N. Lampert
          -----------------
          Mark N. Lampert
          President